August 25, 2020

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Verona Pharma plc
Registration Statement on Form F-1
Filed August 25, 2020
Registration No. 333- 247928

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 27, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Verona Pharma plc (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Nathan Ajiashvili at (212) 906-2916, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Verona Pharma plc

By:	/s/ David Zaccardelli, Pharm.D.
David Zaccardelli, Pharm.D.
President and Chief Executive Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP